SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 18, 2008

(Commission File No. 1-13202)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3, as filed with the Securities and Exchange Commission on March 25, 2008 (File No. 333-149890), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Nokia Corporation

(Name of Registrant)

Keilalahdentie 4

P.O. Box 226, FI-00045 Nokia Group, Espoo

Finland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosure:                  Nokia Q2 2008 interim report excluding non-GAAP financial measures

INTERIM REPORT

For the purposes of incorporation by reference in Nokia Corporation’s registration statement on Form F-3, filed with the SEC on March 25, 2008, this Nokia Q2 2008 interim report does not contain references to non-GAAP financial measures relating to operating profit, margins and earnings per share that exclude special and other items and net sales at constant currency, but otherwise contains the same information as the Q2 2008 interim report released by Nokia on July 17, 2008.

Nokia Corporation	July 17, 2008

Nokia Q2 2008 net sales EUR 13.2 billion reported EPS EUR 0.29

	NOKIA SECOND QUARTER 2008 OPERATING RESULTS SUMMARY
EUR million	Q2/2008	Q2/2007	YoY Change	Q1/2008	QoQ Change
Net sales - reported	13 151	12 587	4%	12 660	4%
Devices & Services	9 090	9 163	-1%	9 263	-2%
Nokia Siemens Networks	4 067	3 438	18%	3 401	20%

Group operating profit - reported	1 474	2 359	-38%	1 531	-4%

Devices & Services operating profit - reported	1 565	1 779	-12%	1 883	-17%

Nokia Siemens Networks operating profit – reported	-47	-1 266		-74

Group Common Functions - reported	-44	1 846		-278

Net Profit - reported	1 103	2 828	-61%	1 222	-10%

EPS, EUR Diluted – reported	0.29	0.72	-60%	0.32	-9%

Q2 2008 special items

•                  EUR 259 million of charges related to closure of the Bochum site in Germany (impacting Devices & Services operating profit).

•                  EUR 201 million restructuring charge and other one time items (impacting Nokia Siemens Networks operating profit).

Please see “Q2 2007 special items” of net positive EUR 966 million, and “Q1 2008 special items” of net negative EUR 333 million, on page 11 in this press release for a description of the special items for those quarters.

Note 2 to table relating to Nokia Group operating profit, Nokia Siemens Networks operating profit and Nokia EPS and Nokia Group operating margin and Nokia Siemens Networks operating margin:

In addition to the special items, Nokia Siemens Networks reported operating profit in Q2 2008 included EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks; Q2 2007 included a total of EUR 297 million of intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks; and Q1 2008 included EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

SECOND QUARTER 2008 HIGHLIGHTS

•                  Nokia net sales of EUR 13.2 billion, up 4% year on year and up 4% sequentially.

•                  Devices & Services net sales of EUR 9.1 billion, down 1% year on year and down 2% sequentially.

•                  Nokia Siemens Networks net sales of EUR 4.1 billion, up 18% year on year and up 20% sequentially.

•                  Services and software net sales of EUR 119 million, up 42% sequentially.

•                  Nokia operating cash flow of EUR 1.5 billion.

•                  Estimated industry mobile device volumes of 303 million units, up 15% year on year and up 3% sequentially.

•                  Nokia mobile device volumes of 122 million units, up 21% year on year and up 6% sequentially.

•                  Nokia estimated mobile device market share of 40%, up from 38% in Q2 2007 and up from 39% sequentially.

•                  Nokia mobile device ASP of EUR 74, down sequentially from EUR 79 (approximately 40% of the decline was caused by the impact of exchange rate movements).

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia delivered increased device market share and strong underlying profitability in the quarter. Looking at the rest of the year, we are optimistic and have had good feedback about the broad range of new products we expect to sell in our device business. In the second quarter we saw good momentum in the early stages of our services and software business, and we believe that the next wave of growth will be driven by devices linked with services. On the infrastructure side, Nokia Siemens Networks delivered a second quarter with good net sales growth and improved profitability.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the third quarter 2008 to be up sequentially.

•                  Nokia expects its mobile device market share in the third quarter 2008 to be approximately at the same level sequentially.

•                  Nokia now expects industry mobile device volumes in 2008 to grow 10% or more from the approximately 1.14 billion units Nokia estimated for 2007. This is an update to Nokia’s earlier estimation that industry mobile device volumes would grow approximately 10% in 2008.

•                  Nokia continues to target an increase in its market share in mobile devices in 2008.

•                  Nokia and Nokia Siemens Networks continue to target for Nokia Siemens Networks market share to remain constant in 2008, compared to 2007.

•                  Nokia and Nokia Siemens Networks continue to expect the mobile infrastructure and fixed infrastructure and related services market to be flat in Euro terms in 2008, compared to 2007.

•                  Nokia and Nokia Siemens Networks continued cost synergy target for Nokia Siemens Networks is to achieve substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008, as previously announced.

OUTLOOK FOR FINANCIAL IMPACT OF NAVTEQ

On a reported basis, Nokia expects NAVTEQ to be slightly dilutive to EPS in 2008, 2009 and 2010, and accretive thereafter. Nokia currently expects to recognize approximately EUR 2 billion of intangibles related primarily to the navigable map database and customer relationships. We expect these intangibles to be amortized over approximately five years. Net of deferred taxes, we expect the impact on our Consolidated Profit and Loss Account of the purchase price accounting related items arising from the NAVTEQ acquisition to be approximately EUR 250 million on an annual basis.

Q2 2008 FINANCIAL HIGHLIGHTS

(Comparisons are given to the second quarter 2007 results, unless otherwise indicated.)

Nokia Group

Nokia’s second quarter 2008 net sales increased 4% to EUR 13.2 billion, compared with EUR 12.6 billion in the second quarter 2007.

Nokia’s second quarter 2008 reported operating profit decreased 38% to EUR 1.5 billion (including the EUR 460 million negative impact of special items), compared with EUR 2.4 billion in the second quarter 2007 (including the EUR 966 million net positive impact of special items). The special items for the second quarter 2008 included EUR 259 million of charges related to the closure of the Bochum site in Germany (impacting Devices & Services operating profit) and a restructuring charge and other one time items of EUR 201 million (impacting Nokia Siemens Networks operating profit). The special items for the second quarter 2007 included a EUR 1 879 million gain on the formation of Nokia Siemens Networks (impacting Group Common Functions operating result); EUR 905 million restructuring charges and other one-time items in Nokia

Siemens Networks (impacting Nokia Siemens Networks operating profit); a EUR 15 million gain on sale of real estate (impacting Group Common Functions operating result); and EUR 23 million Nokia Siemens Networks related other costs (impacting Group Common Functions operating result). Nokia’s second quarter 2008 reported operating margin was 11.2% (18.7%), including the EUR 460 million negative impact of the special items.

Operating cash flow for the second quarter 2008 was EUR 1.5 billion, compared with EUR 1.5 billion for the second quarter 2007, and total combined cash and other liquid assets were EUR 8.0 billion at June 30, 2008, compared with EUR 11.8 billion at December 31, 2007. At June 30, 2008, our net debt-equity ratio (gearing) was -46%, compared with -61% at December 31, 2007.

Devices & Services

In the second quarter 2008, the total mobile device volume of our Devices & Services group reached 122 million units, representing 21% year on year growth and a 6% sequential increase. The overall industry mobile device volume for the same period reached 303 million units based on Nokia’s estimate, representing 15% year on year growth and a 3% sequential increase.

Of the total industry mobile device volumes, converged mobile device industry volumes in the second quarter 2008 increased to 37.1 million units, based on Nokia’s estimate, compared with an estimated 27.0 million units in the second quarter 2007. Our own converged mobile device volumes rose to 15.3 million units in the second quarter 2008, compared with 13.9 million units in the second quarter 2007. We shipped over 10 million Nokia Nseries and almost 2 million Nokia Eseries devices during the second quarter 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2/2008	Q2/2007	YoY Change	Q1/2008	QoQ Change
Europe	27.1	27.1	0.0%	25.7	5.4%
Middle East & Africa	21.1	17.1	23.4%	20.2	4.5%
Greater China	17.6	15.9	10.7%	21.0	-16.2%
Asia-Pacific	36.4	25.6	42.2%	34.1	6.7%
North America	4.5	4.1	9.8%	2.6	73.1%
Latin America	15.3	11.0	39.1%	11.9	28.6%
Total	122.0	100.8	21.0%	115.5	5.6%

Based on our preliminary market estimate, Nokia’s market share for the second quarter 2008 was 40%, compared with 38% in the second quarter 2007 and 39% in the first quarter 2008. Our year on year market share increase was driven primarily by our strong position in the fastest growing markets globally and by strong share gains in Latin America, Asia-Pacific and a slight increase in North America. Our market share decreased year on year in Middle East & Africa, Greater China and Europe. We had sequential market share gains in North America, Europe, Middle East & Africa and Asia Pacific. Our market share decreased sequentially in Greater China and to a lesser extent in Latin America.

Our mobile device average selling price (ASP) in the second quarter 2008 was EUR 74, down from EUR 90 in the second quarter 2007 and down from EUR 79 in the first quarter 2008. The lower year on year and sequential ASP was primarily due to a higher proportion of lower priced products and the negative impact of the weaker US dollar. Approximately 30% of the year on year decline and approximately 40% of the sequential decline in ASP was caused by the impact of changes in exchange rates. Starting from the first quarter 2008, our mobile device ASP excludes net sales from our services and software business. Prior periods have been reclassified for comparison purposes.

Second quarter 2008 Devices & Services net sales declined 1% to EUR 9.1 billion, compared with EUR 9.2 billion in the second quarter 2007. Strong overall volume growth was offset by an ASP decline, driven primarily by a higher proportion of lower end devices and the negative impact of the weaker US dollar on net sales in the second quarter 2008, compared to the second quarter 2007.

Net sales year on year growth was strongest in Latin America, followed by Asia-Pacific and Middle East & Africa. Net sales were down in Europe, North America and Greater China year on year. Of our total Devices & Services net sales, services and software net sales were EUR 119 million in the second quarter 2008, up from EUR 84 million in the first quarter 2008.

Devices & Services gross profit decreased 3% to EUR 3.3 billion, compared with EUR 3.4 billion in the second quarter 2007, with a gross margin of 36.1% (36.7%). The year on year gross margin decrease was primarily due to a higher proportion of sales of lower end devices, a lower proportion of new high-end devices shipping in volumes, and a mix shift of sales to lower margin regions during the second quarter 2008.

Devices & Services reported operating profit decreased 12% to EUR 1.6 billion (including the negative impact of the EUR 259 million special item), compared with EUR 1.8 billion in the second quarter 2007, with a reported operating margin of 17.2% (19.4%). Second quarter 2008 reported operating profit included EUR 259 million of charges related to the closure of the Bochum site in Germany.

Nokia Siemens Networks

Second quarter 2008 net sales increased 18% to EUR 4.1 billion, compared with EUR 3.4 billion in the second quarter 2007. Net sales were down in Asia-Pacific and North America. The higher year on year net sales primarily reflected the favorable comparison to the second quarter 2007, which was negatively impacted by challenges related to the start of operations of Nokia Siemens Networks, which commenced on April 1, 2007.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q2/2008	Q2/2007	YoY Change	Q1/2008	QoQ Change
Europe	1 412	1 186	19.1%	1 212	16.5%
Middle East & Africa	553	369	49.9%	448	23.4%
Greater China	413	294	40.5%	269	53.5%
Asia-Pacific	1 076	1 183	-9.0%	944	14.0%
North America	158	164	-3.7%	192	-17.7%
Latin America	455	242	88.0%	336	35.4%
Total	4 067	3 438	18.3%	3 401	19.6%

Nokia Siemens Networks gross profit increased 114% to EUR 1.1 billion, compared with EUR 534 million in the second quarter 2007, with a gross margin of 28.2% (15.5%). The increase in gross profit in the second quarter 2008 resulted primarily from the favorable comparison to the second quarter 2007, which had significant costs associated with restructuring charges, other special items and inventory value adjustments related to the start of operations of Nokia Siemens Networks.

Nokia Siemens Networks had a second quarter reported operating loss of EUR 47 million (including the negative impact of EUR 201 million in special items), compared with a reported operating loss of EUR 1.3 billion in the second quarter 2007 (including the negative impact of EUR 905 million in special items), with a reported operating margin of -1.2% (-36.8%). The reported second quarter 2008 operating loss included a restructuring charge and other one time items of EUR 201 million. The reported second quarter 2007 operating profit included a charge of EUR 905 million related to Nokia Siemens Networks restructuring costs and other one time charges.

The operating profit in the second quarter 2008 also included EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks. The operating profit in the second quarter 2007, also included EUR 297 million of purchase price accounting related items arising from the formation of Nokia Siemens Networks (EUR 115 million) and inventory value adjustments (EUR 182 million). Nokia Siemens Networks continued to be on track to deliver the annual EUR 2 billion cost synergy target as previously announced.

Q2 2008 OPERATING HIGHLIGHTS

Nokia

•                  Nokia announced plans to acquire Symbian Limited, the UK based software company that develops and licenses Symbian OS, the leading converged device software.

•                  Nokia and nine other industry leaders announced plans to establish the Symbian Foundation to manage and unify the platform, to license it on a royalty-free basis and ultimately to make it available as an open source platform within two years. To date, more than 30 industry leading companies have announced their support for the initiative and intent to join.

•                  Nokia announced that it had completed its acquisition of Trolltech ASA, a recognized software provider with world-class software development platforms and frameworks.

Devices

•                  The Nokia E71 and Nokia E66, optimized for email, were announced in June. These devices support email accounts from more than 1,000 ISPs around the world, including Gmail, Yahoo! mail and Hotmail. Additionally, the Nokia E71 and Nokia E66 support corporate email solutions, including Microsoft Exchange, Nokia Intellisync Wireless Email solution, SYSTEM Seven and Visto Mobile email. The Nokia E71 also began shipping during the quarter.

•                  Two other key products, the Nokia N78 and Nokia 6220, also began shipping during the quarter.

•                  As part of our renewed strategy for North America, we announced the Nokia 6205 exclusively with Verizon in June. The Nokia 6205 is scheduled to begin shipping in July.

•                  In April, Nokia unveiled a new range of mobile devices specifically for entry markets, highlighted by the Nokia 5000, our first mega-pixel device priced at under EUR 100. All of these devices offer support for email.

•                  In June, Nokia unveiled our latest collection of style-driven devices, the Supernova collection. The flagship model of the collection, the Nokia 7610 Supernova, is available in a range of exchangeable color covers.

Services & Software

•                  Sony BMG Music Entertainment signed up to support Nokia Comes With Music, with the top three music labels — Universal Music Group International, Warner Music Group and Sony BMG Music Entertainment — now committed to this service concept.

•                  The Nokia Music Store opened in Australia, France, Italy, the Netherlands, Singapore and Sweden, bringing to 10 the total number of stores opened by the end of the second quarter.

•                  The N-Gage mobile games service became commercially available. The service allows consumers to try all N-Gage games for free from any one of the tens of millions of compatible Nokia devices in the market.

•                  Nokia Maps 2.0 – our next generation location based service – was released and downloaded over 406 000 times during the quarter.

•                  Nokia announced the acquisition of Plazes AG, to help Nokia to accelerate its vision of bringing people and places closer together, in line with our broader services strategy.

Nokia Siemens Networks

•                  Nokia Siemens Networks signed a multi-year managed services network operations agreement with Embarq Corporation in the United States. Nokia Siemens Networks also won a consulting contract with China Mobile Group Beijing Ltd to improve the operator’s user experience.

•                  Nokia Siemens Networks demonstrated its Internet High Speed Packet Access (I-HSPA) solution with the world’s fastest data call using a mobile device in a test with Mobilkom Austria, in which data speeds reached 10.1 Mbps.

•                  Nokia Siemens Networks launched the industry’s first DWDM single optical platform serving Metro to Core and added internet access to its Village Connection solution.

•                  Nokia Siemens Networks won contracts with Celcom in Malaysia, Tusmobil in Slovenia, TIM in Brazil, Zain in Iraq, DTAC in Thailand and both Indosat and Telkomsel in Indonesia.

•                  Nokia Siemens Networks signed contracts for Mobile TV services with Swisscom (in partnership with Nokia) and SingTel in Singapore. It also signed a contract with T-Mobile Austria for its subscriber data management solution, which allows the operator to manage its customers’ experience more proactively.

•                  In May, a consortium led by Nokia Siemens Networks launched a commercial hosted mobile broadband service throughout Thalys’ high-speed European rail network. Nokia Siemens Networks also concluded deals with GSM-Railway in India and Europe.

NOKIA IN THE SECOND QUARTER 2008

(International Financial Reporting Standards (IFRS) comparisons given to the second quarter 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office.

Nokia’s net sales increased 4% to EUR 13 151 million (EUR 12 587 million). Net sales of Devices & Services decreased 1% to EUR 9 090 million (EUR 9 163 million). Net sales of Nokia Siemens Networks increased 18% to EUR 4 067 million (EUR 3 438 million).

Reported operating profit decreased 38% to EUR 1 474 million (EUR 2 359 million), representing a reported operating margin of 11.2% (18.7%). Reported operating profit in Devices & Services decreased 12% to EUR 1 565 million (EUR 1 779 million), representing a reported operating margin of 17.2% (19.4%). The reported operating loss in Nokia Siemens Networks was EUR 47 million (loss of EUR 1 266 million), representing an operating margin of -1.2% (-36.8%). Group Common Functions expenses totaled EUR 44 million (positive EUR 1 846 million).

Financial income was EUR 3 million (EUR 60 million). Reported Profit before tax and minority interests was EUR 1 477 million (EUR 2 446 million). Reported net profit totaled EUR 1 103 million (EUR 2 828 million). Reported earnings per share decreased to EUR 0.29 (basic) and to EUR 0.29 (diluted), compared to EUR 0.72 (basic) and EUR 0.72 (diluted) in the second quarter 2007.

NOKIA IN JANUARY - JUNE 2008

(International Financial Reporting Standards (IFRS) comparisons given to the January-June 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: www.nokia.com/investors.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations  for  fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

Nokia’s net sales increased 15% to EUR 25 811 million (EUR 22 443 million). Net sales of Devices & Services increased 6% to EUR 18 353 million (EUR 17 326 million). Net sales of Nokia Siemens Networks were EUR 7 468 million (EUR 5 135 million).

Reported operating profit decreased to EUR 3 005 million (EUR 3 631 million), representing a reported operating margin of 11.6% (16.2%). Reported operating profit in Devices & Services increased 14% to EUR 3 448 million (EUR 3 031 million), representing a reported operating margin of 18.8% (17.5%). Reported operating loss in Nokia Siemens Networks was EUR 121 million (EUR 1 188 million), representing a reported operating margin of -1.6% (-23.1%). Group Common Functions reported expenses totaled EUR 322 million (positive EUR 1 788 million, including a gain of EUR 1 879 million on the formation of Nokia Siemens Networks).

In the period from January to June 2008, net financial income was EUR 71 million (EUR 108 million). Reported profit before tax and minority interests was EUR 3 084 million (EUR 3 771 million). Reported net profit totaled EUR 2 325 million (EUR 3 807 million). Reported earnings per share decreased to EUR 0.61 (basic) and to EUR 0.61 (diluted), compared with EUR 0.97 (basic) and EUR 0.96 (diluted) in the first six months of 2007.

PERSONNEL

The average number of employees during January-June 2008 was 115 786. At June 30, 2008, we employed a total of 117 212 people (112 262 people at December 31, 2007).

SHARES

The total number of Nokia shares at June 30, 2008 was 3 800 415 410. At June 30, 2008, Nokia and its subsidiary companies owned 90 255 504 Nokia shares, representing approximately 2.4% of the total number of Nokia shares and the total voting rights.

Q2 2008 BY REPORTABLE SEGMENT, EUR million

(unaudited)

	Devices & Services	Nokia Siemens Networks	Group Common Functions	Eliminations	Group

Net sales	9 090	4 067	—	-6	13 151

Gross profit	3 278	1 146	—	—	4 424
Gross margin, %	36.1	28.2			33.6

Research and development expenses	-741	-653	-2	—	-1 396
% of net sales	8.2	16.1			10.6

Selling and marketing expenses	-630	-359	-1	—	-990
% of net sales	6.9	8.8			7.5

Administrative and general expenses	-115	-188	-35	—	-338
% of net sales	1.3	4.6			2.6

Other operating income and expenses	-227	7	-6	—	-226

Operating profit	1 565	-47	-44	—	1 474
Operating margin, %	17.2	-1.2			11.2

Q2 2007 BY REPORTABLE SEGMENT, EUR million

(unaudited)

	Devices & Services	Nokia Siemens Networks	Group Common Functions	Eliminations	Group

Net sales	9 163	3 438	20	-34	12 587

Gross profit	3 365	534	7	—	3 906
Gross margin, %	36.7	15.5			31.0

Research and development expenses	-723	-986	-4	—	-1 713
% of net sales	7.9	28.7			13.6

Selling and marketing expenses	-761	-499	-2	—	-1 262
% of net sales	8.3	14.5			10.0

Administrative and general expenses	-92	-285	-22	—	-399
% of net sales	1.0	8.3			3.2

Other operating income and expenses	-10	-30	1867	—	1 827

Operating profit	1 779	-1 266	1 846	—	2 359
Operating margin, %	19.4	-36.8			18.7

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	4-6/2008	Y-o-Y change, %	4-6/2007	1-12/2007

Europe	4 657	-3	4 792	20 030
Middle-East & Africa	1 935	14	1 695	7 211
Greater China	1 583	4	1 523	6 398
Asia-Pacific	3 148	2	3 087	11 295
North America	503	-5	527	2 278
Latin America	1 325	38	963	3 846

Total	13 151	4	12 587	51 058

NOKIA PERSONNEL BY GEOGRAPHIC AREA

(unaudited)

	30.06.08	Y-o-Y change, %	30.06.07	31.12.07

Europe	60 345	-1	60 873	58 090
Middle-East & Africa	5 093	15	4 431	4 509
Greater China	13 946	9	12 814	13 272
Asia-Pacific	20 041	28	15 613	18 117
North America	5 916	3	5 739	5 817
Latin America	11 871	14	10 401	12 457

Total	117 212	7	109 871	112 262

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(unaudited)

	4-6/2008	4-6/2007	1-6/2008	1-6/2007	1-12/2007

Net sales	13 151	12 587	25 811	22 443	51 058
Cost of sales	-8 727	-8 681	-16 860	-15 275	-33 781

Gross profit	4 424	3 906	8 951	7 168	17 277
Research and development expenses	-1 396	-1 713	-2 771	-2 636	-5 636
Selling and marketing expenses	-990	-1 262	-2 025	-2 051	-4 379
Administrative and general expenses	-338	-399	-646	-574	-1 165
Other income	119	1 987	164	2 040	2 312
Other expenses	-345	-160	-668	-316	-424

Operating profit	1 474	2 359	3 005	3 631	7 985
Share of results of associated companies	—	27	8	32	44
Financial income and expenses	3	60	71	108	239

Profit before tax	1 477	2 446	3 084	3 771	8 268
Tax	-394	-44	-801	-381	-1 522

Profit before minority interests	1 083	2 402	2 283	3 390	6 746
Minority interests	20	426	42	417	459

Profit attributable to equity holders of the parent	1 103	2 828	2 325	3 807	7 205

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.29	0.72	0.61	0.97	1.85
Diluted	0.29	0.72	0.61	0.96	1.83

Average number of shares (1 000 shares)
Basic	3 755 241	3 906 768	3 789 252	3 928 035	3 885 408
Diluted	3 788 068	3 946 398	3 829 144	3 959 486	3 932 008

Depreciation and amortization, total	334	386	681	559	1 206

Share-based compensation expense, total	39	55	97	103	236

Q2 2008 special items:

• EUR 259 million charges related to closure of the Bochum site in Germany (impacting Devices & Services operating profit)

• EUR 201 million restructuring charge and other one time items (impacting Nokia Siemens Networks operating profit)

Q2 2007 special items:

• EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks (impacting Group Common Functions operating result)

• EUR 905 million restructuring charges and other one-time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating result)

• EUR 15 million gain on sale of real estate (impacting Group Common Functions operating result)

• EUR 23 million Nokia Siemens Networks related other costs (impacting Group Common Functions operating result)

Q1 2008 special items:

• EUR 217 million loss due to transfer of Finnish pension liabilities (impacting Group Common Functions)

• EUR 81 million facilities impairment and other charges related to closure of the Bochum site in Germany (impacting Devices & Services operating profit)

• EUR 65 million gain due to transfer of Finnish pension liabilities (impacting Nokia Siemens Networks operating profit)

• EUR 100 million restructuring charge (impacting Nokia Siemens Networks operating profit)

In addition to the special items, Nokia Siemens Networks reported operating profit included the following:

• Q2 2008, EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the  formation of Nokia Siemens Networks.

• Q2 2007, EUR 297 million of intangible asset amortization and other purchase price accounting related items arising from the  formation of Nokia Siemens Networks (EUR 115 million) and inventory value adjustments (EUR 182 million).

• Q1 2008, EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the  formation of Nokia Siemens Networks.

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.06.2008	30.06.2007	31.12.2007
ASSETS
Non-current assets
Capitalized development costs	342	387	378
Goodwill	1 512	1 437	1 384
Other intangible assets	2 220	2 557	2 358
Property, plant and equipment	1 862	1 939	1 912
Investments in associated companies	327	331	325
Available-for-sale investments	408	307	341
Deferred tax assets	1 671	1 307	1 553
Long-term loans receivable	16	109	10
Other non-current assets	24	58	44
	8 382	8 432	8 305
Current assets
Inventories	2 763	2 661	2 876
Accounts receivable	11 084	8 609	11 200
Prepaid expenses and accrued income	3 277	2 933	3 070
Current portion of long-term loans receivable	125	—	156
Other financial assets	168	493	239
Available-for-sale investments, liquid assets	2 771	5 026	4 903
Available-for-sale investments, cash equivalents	3 436	935	4 725
Bank and cash	1 774	2 346	2 125
	25 398	23 003	29 294
Total assets	33 780	31 435	37 599

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	498	2 833	644
Treasury shares	-1 670	-1 036	-3 146
Translation differences	-205	47	-163
Fair value and other reserves	-192	-97	23
Reserve for invested non-restricted equity	3 314	42	3 299
Retained earnings	9 954	10 391	13 870
	11 945	12 426	14 773
Minority interests	2 504	2 372	2 565
Total equity	14 449	14 798	17 338

Non-current liabilities
Long-term interest-bearing liabilities	169	106	203
Deferred tax liabilities	1 019	1 055	963
Other long-term liabilities	115	125	119
	1 303	1 286	1 285
Current liabilities
Current portion of long-term loans	123	2	173
Short-term borrowing	1 066	615	898
Accounts payable	5 914	5 777	7 074
Accrued expenses	6 791	5 299	7 114
Provisions	4 134	3 658	3 717
	18 028	15 351	18 976
Total shareholders’ equity and liabilities	33 780	31 435	37 599
Interest-bearing liabilities	1 358	723	1 274
Shareholders’ equity per share, EUR	3.22	3.20	3.84
Number of shares (1 000 shares) (1)	3 710 160	3 879 601	3 845 950

(1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(unaudited)

	1-6/2008	1-6/2007	1-12/2007
Cash flow from operating activities
Profit attributable to equity holders of the parent	2 325	3 807	7 205
Adjustments, total	2 062	-1 363	1 269
Change in net working capital	-1 321	1 054	605
Cash generated from operations	3 066	3 498	9 079
Interest received	242	181	362
Interest paid	-48	-50	-59
Other financial income and expenses, net received	173	-26	-43
Income taxes paid	-1 221	-425	-1 457
Net cash from operating activities	2 212	3 178	7 882

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-311	378	253
Purchase of current available-for-sale investments, liquid assets	-521	-2 407	-4 798
Purchase of non-current available-for-sale investments	-71	-47	-126
Purchase of shares in associated companies	—	-10	-25
Additions to capitalized development costs	-45	-83	-157
Long-term loans made to customers	-23	—	-261
Proceeds from repayment and sale of long-term loans receivable	56	-11	163
Proceeds from (+) / payment of (-) other long-term loans receivable	-1	4	5
Proceeds from (+) / payment of (-) short-term loans receivable	-371	395	-119
Capital expenditures	-403	-344	-715
Proceeds from disposal of shares in associated companies	2	—	6
Proceeds from disposal of businesses	50
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	2 583	2 345	4 930
Proceeds from sale of non-current available-for-sale investments	9	22	50
Proceeds form sale of fixed assets	49	27	72
Dividends received	—	—	12
Net cash from / used in investing activities	1 003	269	-710

Cash flow from financing activities
Proceeds from stock option exercises	5	78	987
Purchase of treasury shares	-2 753	-1 708	-3 819
Proceeds from long-term borrowings	13	1	115
Repayment of long-term borrowings	-69	-1	-16
Proceeds from (+) / payment of (-) short-term borrowings	-30	-351	661
Dividends paid	-1 999	-1 722	-1 760
Net cash used in financing activities	-4 833	-3 703	-3 832

Foreign exchange adjustment	-22	12	-15
Net increase (+) / decrease (-) in cash and cash equivalents	-1 640	-244	3 325
Cash and cash equivalents at beginning of period	6 850	3 525	3 525
Cash and cash equivalents at end of period	5 210	3 281	6 850

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Tax benefit on stock options exercised		-1						-1		-1
Excess tax benefit on share-based compensation		29						29		29
Translation differences				75				75	4	79
Net investment hedge gains, net				6				6		6
Cash flow hedges, net of tax					-116			-116		-116
Available-for-sale investments, net of tax					33			33		33
Other decrease, net							-120	-120		-120
Profit							3 807	3 807	-417	3 390
Total recognized income and expense	—	28	—	81	-83	—	3 687	3 713	-413	3 300
Stock options exercised		46				42		88		88
Stock options exercised related to acquisitions		-2						-2		-2
Share-based compensation		100						100		100
Settlement of performance shares		-46	44					-2		-2
Acquisition of treasury shares			-1 757					-1 757		-1 757
Reissuance of treasury shares			4					4		4
Cancellation of treasury shares			2 733				-2 733	—		—
Dividend							-1 686	-1 686	-37	-1 723
Minority interest on formation of Nokia Siemens Networks							—	—	2 730	2 730
Total other equity movements	—	98	1 024	—	—	42	-4 419	-3 255	2 693	-562
Balance at June 30, 2007	246	2 833	-1 036	47	-97	42	10 391	12 426	2 372	14 798

Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Excess tax benefit on share-based compensation		-96						-96	—	-96
Translation differences				-61				-61	-13	-74
Net investment hedge gains, net				19				19		19
Cash flow hedges, net of tax					-233			-233		-233
Available-for-sale investments, net of tax					18			18		18
Other decrease, net							-17	-17		-17
Profit							2 325	2 325	-42	2 283
Total recognized income and expense	—	-96	—	-42	-215	—	2 308	1 955	-55	1 900
Share-based compensation		99						99		99
Settlement of performance shares		-149	116			15		-18		-18
Acquisition of treasury shares			-2 873					-2 873		-2 873
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-7	-1 999
Acquisitions and other changes in minority interests								—	1	1
Total of other equity movements	—	-50	1 476	—	—	15	-6 224	-4 783	-6	-4 789
Balance at June 30, 2008	246	498	-1 670	-205	-192	3 314	9 954	11 945	2 504	14 449

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.08	30.06.07	31.12.07

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	30	29	29

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	204	—
Other guarantees	2 653	3 043	2 563

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	147	5	130
Other guarantees	4	29	1

Leasing obligations	1 217	569	998

Financing commitments
Customer finance commitments	464	283	270
Venture fund commitments	335	229	251

1 EUR = 1.542 USD

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – July 17, 2008

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

• Nokia plans to report its Q3 2008 results on October 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION

Date: July 18, 2008	By:	/s/ KAARINA STÅHLBERG

	Name:	Kaarina Ståhlberg
	Title:	Vice President, Assistant General Counsel